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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2009

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

 BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at March 31, 2009 and December 31, 2008	1
Consolidated Statements of Income for the three months ended March 31, 2009 and 2008	2
Consolidated Statements of Deficit for the three months ended March 31, 2009 and 2008	3
Consolidated Statements of Cash Flows for the three months ended March 31, 2009 and 2008	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	25
Part II — Other Information
Legal Proceedings	50
Exhibits	50

BASIS OF PRESENTATION

General

        Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

        All dollar amounts in this report are expressed in United States ("U.S.") dollars.

Trademarks

        The following words are trademarks of our Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: ATTENADE™, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, APLENZIN™, ATIVAN®, ASOLZA™, BIOVAIL®, BIOVAIL CORPORATION INTERNATIONAL®, BIOVAIL & SWOOSH DESIGN®, BPI®, BVF®, CARDISENSE™, CARDIZEM®, CEFORM®, CRYSTAAL CORPORATION & DESIGN®, DITECH™, FLASHDOSE®, GLUMETZA®, INSTATAB™, ISORDIL®, JOVOLA™, JUBLIA™, MIVURA™, ONELZA™, ONEXTEN™, ORAMELT™, PALVATA™, RALIVIA®, SHEARFORM™, SMARTCOAT™, SOLBRI™, TESIVEE™, TIAZAC®, TITRADOSE™, TOVALT™, UPZIMIA™, VASERETIC®, VASOCARD™, VASOTEC®, VEMRETA™, VOLZELO™ and ZILERAN™.

        WELLBUTRIN®, WELLBUTRIN® SR, WELLBUTRIN® XL, WELLBUTRIN® XR, Zovirax® and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by us under license. ULTRAM® is a trademark of Ortho McNeil, Inc. (now known as PriCara, a division of Ortho McNeil Janssen Pharmaceuticals, Inc.) and is used by us under license. XENAZINE® and NITOMAN® are trademarks of Cambridge Laboratories (Ireland) Ltd. and are used by us under license.

        In addition, we have filed trademark applications for many of our other trademarks in the U.S., Barbados, Canada and in other jurisdictions and have implemented, on an ongoing basis, a trademark protection program for new trademarks.

i

 FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, our intent and ability to implement and effectively execute plans and initiatives associated with our New Strategic Focus and the anticipated impact of the New Strategic Focus, our intent to complete in-license agreements and acquisitions and to successfully integrate such in-license agreements and acquisitions into our business and operations and to achieve the anticipated benefits of such in-license agreements and acquisitions, our ability to successfully integrate the acquisition of the full U.S. commercialization rights to Wellbutrin XL® into our business operations, the expected impact of the Wellbutrin XL® acquisition on our revenues and cash flows, the timing regarding the planned closure of our two Puerto Rico manufacturing facilities and operations, the associated costs and anticipated impact of such closure, our ability to sell or divest these facilities and the possible impact on our manufacturing processes, our intent and timing of the sale on our recently closed Dublin, Ireland research and development facility, our beliefs related to the costs and future benefits regarding the planned closure of our Mississauga, Ontario research and development facility and consolidation of our Chantilly, Virginia research and development operations and the possible impact on our research and development processes, our intent regarding and timing of the planned disposals of non-core assets and the anticipated proceeds of such dispositions, the amount of the expected loss on disposal of our corporate headquarters, additional expected charges and anticipated annual savings related to ongoing or planned efficiency initiatives, our intent and ability to make future dividend payments, the limited number of customers from which a significant portion of our revenue is derived, our views and beliefs related to the outcome of patent infringement trial proceedings regarding the timing of the introduction of generic competition related to Ultram® ER and the 360 mg dosage strength of Cardizem® CD, the expected timing of the introduction of a generic version of Cardizem® LA , our intent regarding the defence of our intellectual property against infringement, the timing, results, and progress of research and development efforts, including efforts related to the development of pimavanserin and BVF-018, BVF-324 and BVF-045, the investment recovery, liquidity, valuation and impairment conclusions associated with our investment in auction rate securities, our intent and ability to hold auction rate securities until a recovery in market value occurs (or until maturity if necessary), our beliefs and positions related to, results of, and costs associated with, certain litigation and regulatory proceedings, including, but not limited to, the outcome of the court hearing to approve an agreement reached between a subsidiary of our Company and the U.S. Attorney's Office for the District of Massachusetts related to activities surrounding the 2003 commercial launch of Cardizem® LA , the timing, costs and expected impact of the resolution of certain legacy litigation and regulatory proceedings, the sufficiency of cash resources (including those available under the accordion feature of our existing credit facility, or through the refinancing of our credit facility) to fund the Wellbutrin XL® acquisition and support future spending requirements, expected potential milestone payments in connection with pimavanserin and other research and development arrangements, expected capital expenditures and business development activities, the impact of market conditions on our ability to access additional funding at reasonable rates, our ability to manage exposure to foreign currency exchange rate changes and interest rates, and the expected impact of the adoption of new accounting standards. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target", "potential" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 6-K that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our

ii

new products; the opportunities present in the market for therapies for specialty central nervous system disorders; and the resolution of insurance claims relating to certain litigation and regulatory proceedings. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and ability to generate operating cash flows and satisfy applicable laws for dividend payments, the continuation of the recent market turmoil, market liquidity for our common shares, our ability to secure third-party manufacturing arrangements, our satisfaction of applicable laws for the repurchase of our common shares, our ability to retain the limited number of customers from which a significant portion of our revenue is derived, the impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, delay in or transition issues arising from the closure of our Puerto Rico, Ireland and Mississauga facilities and the consolidation of our Chantilly operations, the successful implementation of our New Strategic Focus, our eligibility for benefits under tax treaties, the continued availability of low effective tax rates for the business profits of our principal operating subsidiary, the availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents and other intellectual and proprietary property, the mix of activities and income in various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, the ability to manufacture and commercialize pipeline products, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereof, payment by insurers of insurance claims, currency and interest rate fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for auction rate securities held as investments, and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this Form 6-K, and in particular under Item 3.D, "Key Information — Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on February 27, 2009. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

iii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At March 31 2009	At December 31 2008
ASSETS
Current
Cash and cash equivalents	$297,694	$317,547
Restricted cash	5,250	—
Short-term investment	379	278
Marketable securities	3,286	719
Accounts receivable	82,788	90,051
Insurance recoveries receivable	42	812
Inventories	60,175	59,561
Assets held for sale	6,781	6,814
Prepaid expenses and other current assets	11,371	14,582

	467,766	490,364
Marketable securities	17,430	21,916
Long-term investment	171	102
Property, plant and equipment, net	140,757	148,269
Intangible assets, net	702,442	720,372
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	109,000	116,800
Other long-term assets, net	19,021	25,448

	$1,556,881	$1,623,565

LIABILITIES
Current
Accounts payable	$25,626	$41,070
Dividends payable	59,331	59,331
Accrued liabilities	76,869	85,169
Accrued legal settlements	26,648	32,565
Income taxes payable	9,668	8,596
Deferred revenue	32,083	40,435

	230,225	267,166
Deferred revenue	80,177	84,953
Income taxes payable	63,700	63,700
Other long-term liabilities	5,991	6,147

	380,093	421,966

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 158,223,424 and 158,216,132 issued and outstanding at March 31, 2009 and December 31, 2008, respectively	1,463,912	1,463,873
Additional paid-in capital	33,803	31,966
Deficit	(340,356)	(319,909)
Accumulated other comprehensive income	19,429	25,669

	1,176,788	1,201,599

	$1,556,881	$1,623,565

Commitments and contingencies (note 12)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31
	2009	2008
REVENUE
Product sales	$165,393	$196,914
Research and development	3,715	7,353
Royalty and other	4,211	4,231

	173,319	208,498

EXPENSES
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	44,840	53,735
Research and development	14,528	36,332
Selling, general and administrative	43,244	43,597
Amortization of intangible assets	15,503	11,694
Restructuring costs	1,348	—
Legal settlements	241	—

	119,704	145,358

Operating income	53,615	63,140
Interest income	334	3,468
Interest expense	(340)	(242)
Foreign exchange gain	407	221
Loss on impairment of investments	(2,707)	(3,616)
Loss on disposal of investment	(6)	—
Equity loss	—	(1,195)

Income before provision for income taxes	51,303	61,776
Provision for income taxes	12,300	5,400

Net income	$39,003	$56,376

Basic and diluted earnings per share	$0.25	0.35

Weighted-average number of common shares outstanding (000s)
Basic	158,218	161,024
Diluted	158,270	161,024

Cash dividends declared per share	$0.375	$0.375

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2009	2008
Deficit, beginning of period	$(319,909)	$(278,495)
Net income	39,003	56,376
Cash dividends declared and dividend equivalents	(59,450)	(60,512)
Cumulative effect of adoption of SFAS 159	—	2,343

Deficit, end of period	$(340,356)	$(280,288)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$39,003	$56,376
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	26,691	25,073
Amortization of deferred revenue	(5,300)	(4,492)
Amortization of deferred financing costs	130	130
Deferred income taxes	7,800	—
Payment of accrued legal settlements	(5,917)	(10,000)
Impairment charges	2,707	3,616
Stock-based compensation	1,757	1,429
Loss on sale of investment	6	—
Equity loss	—	1,195
Other	(23)	568
Changes in operating assets and liabilities:
Accounts receivable	6,839	28,520
Insurance recoveries receivable	770	1,045
Inventories	1,226	11,764
Prepaid expenses and other current assets	3,210	3,937
Accounts payable	(16,334)	(9,236)
Accrued liabilities	(8,776)	(2,687)
Income taxes payable	1,010	2,518
Deferred revenue	(7,827)	(17,080)

Net cash provided by operating activities	46,972	92,676

CASH FLOWS FROM INVESTING ACTIVITIES
Transfer to restricted cash	(5,250)	—
Additions to marketable securities	(1,019)	(2,926)
Additions to property, plant and equipment, net	(786)	(9,678)
Proceeds from sales and maturities of marketable securities	13	2,950
Additions to short-term investments	—	(79,725)
Additions to restricted assets	—	(4,900)

Net cash used in investing activities	(7,042)	(94,279)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(59,331)	—
Repayment of deferred compensation obligation, net	—	(138)

Net cash used in financing activities	(59,331)	(138)

Effect of exchange rate changes on cash and cash equivalents	(452)	(363)

Net decrease in cash and cash equivalents	(19,853)	(2,104)
Cash and cash equivalents, beginning of period	317,547	433,641

Cash and cash equivalents, end of period	$297,694	$431,537

NON-CASH FINANCING ACTIVITIES
Cash dividends declared but unpaid	$59,331	$60,384

The accompanying notes are an integral part of the consolidated financial statements.

 BIOVAIL CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

1.     DESCRIPTION OF BUSINESS

  The Company was established on March 29, 1994 and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on February 27, 2009 with the U.S. Securities and Exchange Commission ("SEC") and Canadian Securities Administrators. These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2008. There have been no material changes to the Company's significant accounting policies since December 31, 2008, except as described below under "Adoption of New Accounting Standards".

  Use of Estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Adoption of New Accounting Standards

  Effective January 1, 2009, the Company adopted the following accounting standards, none of which had a material effect on the Company's consolidated financial statements for the period ended March 31, 2009; however, these standards may impact the Company in subsequent periods:

    •
    Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160") significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

      recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R also requires post-acquisition adjustments related to business combination deferred tax asset valuation allowances and liabilities for uncertain tax positions to be recorded in current period income tax expense. SFAS 141R and SFAS 160 are effective for business combinations occurring on or after January 1, 2009.

    •
    SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. SFAS 157 was effective January 1, 2009 for nonfinancial assets and nonfinancial liabilities not recognized or disclosed at fair value on a recurring basis. The Company previously adopted SFAS 157 for financial assets and financial liabilities effective January 1, 2008.

    •
    Emerging Issues Task Force ("EITF") Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"), provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS 141R and SFAS 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective on a prospective basis for intangible assets acquired on or after January 1, 2009.

    •
    FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3") amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets", and also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for determining useful life for intangible assets acquired on or after January 1, 2009, and the disclosure requirements of FSP 142-3 are effective for intangible assets recognized as of or after January 1, 2009.

    •
    SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. The disclosure requirements of SFAS 161 are effective beginning January 1, 2009.

    •
    EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"), provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for collaborative arrangements existing on or after January 1, 2009.

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recently Issued Accounting Standards, Not Adopted as of March 31, 2009

  In April 2009, the FASB issued the following new accounting standards:

    •
    FSP FAS No. 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" requires entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the other-than-temporary impairment related to a credit loss is recognized in earnings, and the amount of the other-than-temporary impairment related to other factors is recorded in other comprehensive income.

    •
    FSP FAS No. 157-4, "Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly" ("FSP 157-4"), amends SFAS 157 to provide additional guidance on estimating fair value when there has been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity for the asset or liability. In addition, FSP 157-4 provides additional guidance on circumstances that may indicate that a transaction for the asset or liability is not orderly.

    •
    FSP FAS No. 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments", amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" and Accounting Principle Board Opinion No. 28, "Interim Financial Reporting", to require disclosures about fair value of financial instruments in interim financial statements.

  These standards are effective for interim reporting periods ending after June 15, 2009. The Company is currently evaluating the effect that the adoption of these standards will have on its consolidated financial statements.

3.     RESTRUCTURING

  In May 2008, the Company initiated restructuring measures that were intended to rationalize its manufacturing operations, pharmaceutical sciences operations, and general and administrative expenses. These measures included the closure of the Company's research and development facility in Dublin, Ireland in August 2008, and the planned closure of its two manufacturing facilities in Puerto Rico in 2010.

3.     RESTRUCTURING (Continued)

  The following table summarizes the major components of restructuring costs recognized through March 31, 2009:

	Asset Impairments		Employee Termination Benefits
					Contract Termination and Other Costs
	Manufacturing	Pharmaceutical Sciences	Manufacturing	Pharmaceutical Sciences		Total
Balance, January 1, 2008	—	—	—	—	—	—
Costs incurred and charged to expense	42,602	16,702	3,309	2,724	4,865	70,202
Cash payments	—	—	—	(2,724)	(333)	(3,057)
Non-cash adjustments	(42,602)	(16,702)	—	—	(1,186)	(60,490)

Balance, December 31, 2008	—	—	3,309	—	3,346	6,655

Costs incurred and charged to expense	—	—	1,337	—	11	1,348
Cash payments	—	—	—	—	(118)	(118)

Balance, March 31, 2009	$—	$—	$4,646	$—	$3,239	$7,885

  Manufacturing Operations

  The Company expects to incur employee termination costs of approximately $8,700,000 in total for severance and related benefits payable to the approximately 240 employees who will be terminated as a result of the planned closure of its Puerto Rico manufacturing facilities. As these employees are required to provide service during the shutdown period in order to be eligible for termination benefits, the Company is recognizing the cost of those termination benefits ratably over the required future service period, including $1,337,000 recognized in the three months ended March 31, 2009, and $3,309,000 recognized in 2008.

  Pharmaceutical Sciences Operations

  On May 5, 2009, the Company announced further plans to rationalize its pharmaceutical sciences operations through the closure of its Mississauga, Ontario research and development facility and the consolidation of its Chantilly, Virginia research and development operations (as described in note 14).

4.     FAIR VALUE MEASUREMENTS

  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. There are three levels to the hierarchy based on the reliability of inputs, as follows:

    •
    Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    •
    Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or

4.     FAIR VALUE MEASUREMENTS (Continued)

      liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

    •
    Level 3 — Unobservable inputs for the asset or liability.

  The following fair value hierarchy table presents the components and classification of the Company's financial assets measured at fair value:

	At March 31, 2009
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale debt securities	$253,005	$238,342	$14,663	$—
Available-for-sale equity securities	550	550	—	—
Auction rate securities	7,452	—	—	7,452

Total financial assets	$261,007	$238,892	$14,663	$7,452

Cash and cash equivalents	$239,741	$238,342	$1,399	$—
Short-term investment	379	379	—	—
Marketable securities	20,716	—	13,264	7,452
Long-term investment	171	171	—	—

Total financial assets	$261,007	$238,892	$14,663	$7,452

	At December 31, 2008
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale debt securities	$203,688	$112,834	$90,854	$—
Available-for-sale equity securities	380	380	—	—
Auction rate securities	10,333	—	—	10,333

Total financial assets	$214,401	$113,214	$90,854	$10,333

Cash and cash equivalents	$191,386	$112,834	$78,552	$—
Short-term investment	278	278	—	—
Marketable securities	22,635	—	12,302	10,333
Long-term investment	102	102	—	—

Total financial assets	$214,401	$113,214	$90,854	$10,333

  Available-for-sale debt securities using Level 1 inputs include U.S. treasury bills and money market funds that are actively traded or have quoted prices. Available-for-sale debt securities using Level 2 inputs include

4.     FAIR VALUE MEASUREMENTS (Continued)

  corporate and government bonds and government-sponsored enterprise securities that have quoted prices in markets that are not active. Available-for-sale equity securities include publicly traded securities for which quoted market prices are available.

  At March 31, 2009 and December 31, 2008, the Company did not have any financial liabilities that were subject to fair value measurements under SFAS 157.

  The following table presents a reconciliation of auction rate securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Three Months Ended March 31
	2009	2008
Balance, beginning of period	$10,333	$18,000
Total unrealized losses:
Included in net income(1):
Arising during period	(2,735)	(2,920)
Reclassification from other comprehensive income	28	—
Included in other comprehensive income:
Arising during period	(146)	(256)
Reclassification to net income	(28)	—
Settlements	—	(50)

Balance, end of period	$7,452	$14,774

Total amount of unrealized losses for the period included in net income relating to securities still held at end of period	$(2,707)	$(2,920)

  (1)
  Included in loss on impairment of investments in the consolidated statements of income.

  The Company did not have any nonfinancial assets or nonfinancial liabilities that were measured at fair value on a recurring or nonrecurring basis under SFAS 157 in the three months ended March 31, 2009.

5.     INVENTORIES

	At March 31 2009	At December 31 2008
Raw materials	$15,941	$19,042
Work in process	14,335	13,563
Finished goods	29,899	26,956

	$60,175	$59,561

6.     INTANGIBLE ASSETS

	At March 31, 2009		At December 31, 2008
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks	$573,751	$213,546	$573,751	$206,280
Product rights	502,653	160,416	502,791	149,890

	1,076,404	$373,962	1,076,542	$356,170

Less accumulated amortization	373,962		356,170

	$702,442		$720,372

  Amortization Expense

  Amortization expense related to intangible assets was recorded as follows:

	Three Months Ended March 31
	2009	2008
Royalty and other revenue	$268	$268
Cost of goods sold	2,026	2,026
Amortization expense	15,503	11,694

	$17,797	$13,988

7.     ACCRUED LEGAL SETTLEMENTS

	At March 31 2009	At December 31 2008
U.S. Attorney's Office (MA) investigation	$24,648	$24,648
Ontario Securities Commission investigation	—	5,337
Other	2,000	2,580

	$26,648	$32,565

  Ontario Securities Commission Investigation

  On January 9, 2009, the Ontario Securities Commission ("OSC") approved a settlement agreement in respect of its investigation of the Company, related to specific accounting and financial disclosure practices from 2001 to 2004 (as described in note 12). Pursuant to the terms of the settlement agreement, the Company paid $5,337,000, including costs, to fully settle this matter.

8.     STOCK-BASED COMPENSATION

  Stock Options and Restricted Share Units

  The Company recognizes stock-based compensation expense related to stock options and restricted share units ("RSUs") on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  The following table summarizes the components and classification of stock-based compensation expense related to stock options and RSUs:

	Three Months Ended March 31
	2009	2008
Stock options	$1,028	$1,252
RSUs	729	177

Stock-based compensation expense	$1,757	$1,429

Cost of goods sold	$153	$122
Research and development expenses	244	214
Selling, general and administrative expenses	1,360	1,093

Stock-based compensation expense	$1,757	$1,429

  The Company did not recognize any tax benefits for stock-based compensation expense in the three months ended March 31, 2009 and 2008.

  The following table summarizes stock option activity during the three months ended March 31, 2009:

	Options (000s)	Weighted-Average Exercise Price	Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2009	4,201	$19.06
Granted	1,085	10.86
Expired or forfeited	(257)	20.56

Outstanding, March 31, 2009	5,029	$17.22	3.0	$332

Vested and exercisable, March 31, 2009	2,951	$20.63	2.0	$17

  The weighted-average grant-date fair value of all stock options granted in the three months ended March 31, 2009 was $0.91. No stock options were exercised in the three months ended March 31, 2009. At March 31, 2009, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $3,058,000, which will be amortized over the weighted-average remaining requisite service period of approximately 17 months.

8.     STOCK-BASED COMPENSATION (Continued)

  The following table summarizes non-vested RSU activity during the three months ended March 31, 2009:

	RSUs (000s)	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2009	356	$15.29
Granted	227	10.77
Reinvested dividend equivalents	11	10.37
Vested	(3)	12.86
Forfeited	(7)	12.65

Outstanding, March 31, 2009	584	$13.48

  At March 31, 2009, the total remaining unrecognized compensation expense related to non-vested RSUs amounted to $5,799,000, which will be amortized over the weighted-average remaining requisite service period of approximately 35 months.

  Deferred Share Units

  The following table summarizes Deferred Share Unit ("DSU") activity during the three months ended March 31, 2009:

	DSUs (000s)	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2009	226	$13.86
Reinvested dividend equivalents	8	10.39

Outstanding, March 31, 2009	234	$13.74

  The Company had a liability related to DSUs outstanding at March 31, 2009 and December 31, 2008 of $2,565,000 and $2,137,000, respectively, based on the trading price of the Company's common shares as of those dates. In the three months ended March 31, 2009, the Company recorded compensation expense related to DSUs of $514,000, compared with a recovery of compensation expense of $238,000 recorded in the three months ended March 31, 2008.

9.     INCOME TAXES

  At December 31, 2008, the Company recognized a deferred tax asset related to approximately $230,000,000 of operating loss carryforwards in the U.S. considered more likely than not to be realized. In the three months ended March 31, 2009, the Company recorded a provision for deferred income taxes of $7,800,000 related to the utilization of a portion of these loss carryforwards to reduce taxable income in the U.S., which resulted in an increase in the overall effective tax rate in this period to approximately 24%, compared with approximately 9% in the three months ended March 31, 2008.

10.   EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	Three Months Ended March 31
	2009	2008
Net income	$39,003	$56,376

Basic weighted-average number of common shares outstanding (000s)	158,218	161,024
Dilutive effect of stock options and RSUs	52	—

Diluted weighted-average number of common shares outstanding (000s)	158,270	161,024

Basic and diluted earnings per share	$0.25	$0.35

  In the three months ended March 31, 2009 and 2008, stock options to purchase approximately 3,088,000 and 5,193,000 common shares of the Company, respectively, had exercise prices greater than the average trading price of the Company's common shares, and were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

11.   COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended March 31
	2009	2008
Net income	$39,003	$56,376

Comprehensive income
Foreign currency translation adjustment	(6,186)	(5,419)
Unrealized holding loss on auction rate securities:
Arising in period	(146)	(256)
Reclassification to net income	(28)	—
Net unrealized holding gain on available-for-sale securities
Arising in period	118	1,059
Reclassification to net income	2	—
Cumulative effect of adoption of SFAS 159	—	(2,343)

Other comprehensive loss	(6,240)	(6,959)

Comprehensive income	$32,763	$49,417

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations, and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved, but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares to decline.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office ("USAO") for the District of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena.

  On May 16, 2008, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC), the Company's subsidiary, entered into a written plea agreement with the USAO whereby it agreed to plead guilty to violating the U.S. Anti-Kickback Statute and pay a fine of $22,243,590. A hearing before the U.S. District Court in Boston, where the plea agreement must be approved, is expected to take place on June 9, 2009. On May 16, 2008, Biovail Corporation entered into a non-prosecution agreement with the USAO whereby the USAO agreed to decline prosecution of Biovail Corporation in exchange for Biovail Corporation's continuing cooperation and in exchange for its agreement to finalize a civil settlement agreement and pay a civil penalty of $2,404,286. The civil settlement agreement has not yet been finalized.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's accounting and disclosure practices for the fiscal year 2003. These issues included whether or not the Company had improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements, and whether it provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003, and certain transactions associated with a corporate entity that the Company acquired in 2002. On March 3, 2005, the Company received a subpoena from the SEC reflecting the fact that the SEC had entered a formal order of investigation. The subpoena sought information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS (Continued)

  On March 24, 2008, the SEC filed a civil complaint against the Company, Eugene Melnyk, the Company's former Chairman and Chief Executive Officer ("CEO"), Brian Crombie, the Company's former Chief Financial Officer ("CFO"), and two former officers, Kenneth Howling and John Miszuk, related to the matters investigated by the SEC. The Company has entered into a Consent Decree with the SEC in which it has not admitted to the civil charges contained in the complaint but have paid $10,000,001 to the SEC to fully settle the matter. As part of the settlement, the Company has also agreed to an examination of its accounting and related functions by an independent consultant. The settlement does not include the four individuals. The Company is indemnifying these individuals for their legal costs.

  In the Spring of 2007, the Company was contacted by the U.S. Attorney's Office for the Eastern District of New York ("EDNY"), which informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY conducted interviews of several of the Company's current or former employees and requested documents related to fiscal years 2002 and 2003. The Company cooperated with this request. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last few years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. Similar to the SEC, the OSC has advised the Company that it has investigated whether the Company improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by the Company for each of the four quarters in 2001, 2002 and 2003, and the first quarter of 2004, and related disclosure issues. The OSC also investigated whether the Company provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, and certain transactions associated with a corporate entity that the Company acquired in 2002, as well as issues relating to trading in its common shares. These issues include whether the Company's insiders complied with insider reporting requirements, whether persons in a special relationship with the Company may have traded in its shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004 and whether certain registrants (who are the Company's former directors) may have had conflicts of interest in relation to the trading of the Company's shares.

  Pursuant to a Notice of Hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S.5 (the "Ontario Securities Act") would be held related to the issues surrounding the trading in the Company's common shares. The respondents in the hearing included former Chairman and CEO Eugene Melnyk and a former director of the Company, among others. The Company was not a party to this proceeding. The proceeding as against Eugene Melnyk has been settled. In a decision released June 20, 2008, a panel of the OSC found that the former director acted contrary to the public interest and breached section 107 of the Ontario Securities Act when he (a) failed to provide the Company with accurate information concerning shares over which he shared control and direction, (b) failed to file insider reports in respect of certain trades in the Company's securities and (c) engaged in a high volume of discretionary trading in its securities during blackout periods imposed by the Company. A sanctions hearing has not yet taken place.

  Pursuant to a Notice of Hearing dated March 24, 2008, the staff of the OSC gave notice that an administrative hearing would be held related to the other matters investigated. The notice named the Company, former Chairman and CEO Eugene Melnyk, former CFO Brian Crombie, and Kenneth Howling

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS (Continued)

  and John Miszuk, two former officers. On January 9, 2009, the OSC approved a settlement reached with the Company. Pursuant to the terms of this settlement, the Company paid approximately $5,300,000 in costs and sanctions and agreed to the appointment of an independent consultant to examine and report on the Company's training of its personnel concerning compliance with financial and other reporting requirements under applicable securities laws in Ontario. On January 27, 2009, the OSC approved a settlement with Messrs. Howling and Miszuk and on February 10, 2009 the OSC approved a settlement with Mr. Crombie. The Company understands that the matter is proceeding against Mr. Melnyk.

  Securities Class Action

  On October 8, 2008, a proposed securities class action lawsuit was filed in the U.S. District Court Southern District of New York against the Company, its current Chairman, one current officer and two former officers. The complaint has been filed on behalf of all persons and entities that purchased the Company's securities from December 14, 2006 through July 19, 2007. The complaint relates to public statements alleged to have been made in respect of Aplenzin™ (bupropion hydrobromide tablets) during the product's U.S. regulatory approval process. The Company believes the claim is without merit and will defend vigorously. Accordingly, the Company has filed a motion to dismiss this action in its entirety. A decision is currently pending.

  Antitrust

  Several class action or representative action complaints in multiple U.S. jurisdictions were filed against the Company in which the plaintiffs sought damages and alleged that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the U.S. District Court for the District of Columbia. The Company concluded that the complaints were without merit and that its actions were in accordance with its rights under the Hatch-Waxman Act and applicable law.

  The Court granted the Company's motion for summary judgment seeking to dismiss all of the federal actions, which the federal plaintiffs appealed. These appeals were consolidated by the Court of Appeals and, on July 25, 2008, the Court of Appeals affirmed the dismissal of those actions.

  The Company brought the U.S. District Court's decision on its motions for summary judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several related State Court actions were pending. The Superior Court for the County of San Diego directed that certain discovery concerning the regulatory problems of Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts were stayed pending the final disposition of the cases pending in the District of Columbia. As a result of the Court of Appeals

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS (Continued)

  affirming the dismissal of the federal claims, the California plaintiffs in the remaining two actions stipulated to dismiss their actions with prejudice, and both courts issued orders approving those stipulations.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceutical Industries Ltd. ("Teva") relating to two agreements: one between the Company and Elan for the licensing of Adalat CC products from Elan, and the other between the Company and Teva for the distribution of those products in the U.S. These actions were transferred to the U.S. District Court for the District of Columbia. The agreements in question have since been resolved as a result of a consent decree between Elan and Biovail and the U.S. Federal Trade Commission.

  The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the U.S. District Court for the District of Columbia. The Company has accepted service of this complaint, and the case is proceeding on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  The Company and the other defendants filed motions to dismiss, and the Court denied the Company's motion to dismiss the damage claims brought on behalf of both a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, and certain "direct purchasers" who have opted out of the class and sued the Company individually, but dismissed the claims of a class of consumers and so-called "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. The Court granted plaintiffs' motion for class certification on November 21, 2007 and certified a class of alleged "direct purchasers".

  In December 2007, the Company and the other defendants moved for the Court to reconsider that decision and the Court denied that motion on November 3, 2008. On November 18, 2008, the Company and the other defendants filed a petition in the D.C. Circuit pursuant to Fed. R. Civ. P. 23(f), requesting leave to appeal from the district court's grant of class certification. The D.C. Circuit denied the defendants leave to appeal on February 23, 2009. On March 25, 2009, Defendants filed a petition in the D.C. Circuit for rehearing of their petition requesting leave to appeal. This request was denied. On December 23, 2008, the Company and the other defendants moved for summary judgment in the district court to dismiss the entirety of the case. No decision has yet been rendered.

  On April 4, 2008, a direct purchaser plaintiff filed a class action antitrust complaint in the U.S. District Court for the District of Massachusetts against the Company, GlaxoSmithKline plc, and SmithKline Beecham Inc. (the latter two of which are referred to here as "GSK") seeking damages and alleging that the Company and GSK took actions to improperly delay FDA approval for generic forms of Wellbutrin XL®. The direct purchaser plaintiff in the Massachusetts federal court lawsuit voluntarily dismissed its complaint on May 27, 2008, and shortly thereafter refiled a virtually identical complaint in the U.S. District Court for the Eastern District of Pennsylvania. In late May and early June 2008, a total of seven additional direct and indirect purchaser class actions were also filed against the Company and GSK in the Eastern District of Pennsylvania, all making similar allegations. These complaints have now been consolidated resulting in a lead direct purchaser and a lead indirect purchaser action.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS (Continued)

  On September 10, 2008, the Company and GSK filed motions to dismiss both the direct and indirect purchaser actions. Those motions were heard on February 26, 2009. In the direct purchaser case, on March 13, 2009, the Court granted in part and denied in part the motions, dismissing the Sherman Act Section 2 monopolization claim that had been made by the direct purchasers against the Company. The Company and GSK answered the remaining claims in the direct purchaser case on April 16, 2009. On March 26, 2009, before an order issued on the motions to dismiss the indirect purchaser plaintiffs' claims, the indirect purchaser plaintiffs filed an amended complaint. The pending motions were therefore denied as moot, and new motions to dismiss the indirect purchaser plaintiffs' claims were filed on April 30, 2009.

  The Company believes that each of these complaints lacks merit and that the Company' challenged actions complied with all applicable laws and regulations, including federal and state antitrust laws, FDA regulations, U.S. patent law, and the Hatch-Waxman Act.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Group stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by its patents and/or procuring the infringement of its patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. The Company delivered its reply on May 30, 2006, and pleadings closed in June 2006. The matter is proceeding in the ordinary course.

  In August 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessor RhoxalPharma Inc. by the Company under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in November of 2005. This action is proceeding in the ordinary course and the Company cannot assess the merits, if any, of the claim at this stage.

  On November 7, 2008, Novopharm brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Wellbutrin® SR due to prohibition proceedings taken against them by the Company under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in January 2005. This action is proceeding in the ordinary course.

  Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER 500 mg, a generic form of Glumetza®. In connection with that submission, Apotex has served the Company with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, the Company instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that the Company's application in the Federal Court of Canada was issued, whichever is earlier. The hearing in this matter will take place from November 23 to 26, 2009.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS (Continued)

  Par Pharmaceutical Companies, Inc. ("Par") filed an Abbreviated New Drug Application ("ANDA") with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200 mg. On May 9, 2007, Biovail Laboratories International SRL ("BLS"), along with Purdue Pharma Products L.P. ("Purdue"), Napp Pharmaceutical Group Ltd. ("Napp") and OMI filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100 mg. On June 28, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100 mg strength formulation.

  On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300 mg. On October 24, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300 mg strength formulation. A Markman hearing claims construction ruling was released on November 4, 2008.

  BLS filed, and was granted, a motion for dismissal of BLS from the cases. Subsequently, OMI has also been dismissed from the case. The matter continues between the plaintiff and Par. BLS's and OMI's dismissals from the case are not expected to substantively impact the proceedings. The hearing in this matter commenced and concluded in April 2009. Closing submissions are expected to take place on June 15, 2009.

  On July 2, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended release Tablets, 100 mg, a generic version of Ultram® ER, from Impax. BLS filed suit along with Purdue, Napp and OMI in the U.S. District Court for the District of Delaware pursuant to the provisions of the Hatch-Waxman Act. As a result, FDA approval of Impax's generic product has been automatically stayed for 30 months until January 2, 2011. BLS filed, and was granted, a motion for dismissal from the case. OMI has also been dismissed from this case. This matter will continue between Par and Purdue.

  On September 23, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended release Tablets, 200 mg and 300 mg, generic versions of Ultram® ER, from Impax. Purdue, Napp and OMI filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. OMI has been dismissed from this case. The matter is proceeding in the ordinary course between Impax and Purdue.

  BLS filed an ANDA with the FDA seeking approval to market Venlafaxine Hydrochloride Extended Release capsules equivalent to the 37.5, 75 and 150 mg doses of Effexor® XR. On June 26, 2008, Wyeth filed a complaint against the Company, Biovail Technologies Ltd. and BLS in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 6,274,171 B1, 6,403,120 and 6,419,958 B2 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. On September 25, 2008 the Company filed its Answer and Affirmative Defenses along with counterclaims of non-infringement and invalidity. The case will proceed in the ordinary course. No trial date has yet been set.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS (Continued)

  On or about June 26, 2008, BLS received Notices of Paragraph IV Certification from Sun Pharmaceutical Industries, Ltd., India ("Sun India") for diltiazem hydrochloride extended release capsules, 120, 180, 240, 300, and 360 mg strengths, a generic version of Cardizem® CD. On August 8, 2008, BLS filed suit against Sun India in the U.S. District Court of New Jersey alleging patent infringement of U.S. Patent Nos. 5,470,584, 5,286,497 and 5,439,689 pursuant to the provisions of the Hatch Waxman Act. BLS has also sought declaratory judgment of infringement for all three patents. These suits are expected to result in a 30-month stay of the FDA approval of the 120, 180, 240 and 300 mg strengths. The patents-in-suit were listed in the Orange Book against the 360 mg strength after the filing of the complaint in this action. On September 30, 2008 Sun India delivered its Answer and Counterclaim, which include declarations of non-infringement, invalidity and unenforceability as well as certain antitrust allegations. The unenforceability and antitrust claims have been stayed pending a determination of the Company's infringement claims. This case is proceeding in the ordinary course.

  BLS filed an ANDA with the FDA seeking approval to market Fenofibrate Tablets in 48 mg and 145 mg dosage sizes. On November 3, 2008, Abbott and Laboratoires Fournier S.A. filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 6,277,405, 7,037,529, and 7,041,319 by the filing of the ANDA, thereby triggering a 30-month stay of FDA's approval of that application. This matter has now been transferred to the District of New Jersey. On November 3, 2008, Elan Pharma International Ltd. and Fournier Laboratories Ireland Ltd. also filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the District of New Jersey alleging infringement of U.S. Patent Nos. 5,145,684, 7,276,249, and 7,320,802 by the filing of the ANDA. The Answers and Counterclaims of Biovail Corporation and BLS have been filed. These cases will proceed in the ordinary course. No trial date has yet been set.

  On or about December 1, 2008, the FDA accepted an ANDA filed by BLS seeking approval to market generic formulations of the 200 mg, 300 mg and 400 mg strengths of quetiapine fumarate extended release tablets (sold under the brand name Seroquel® XR by AstraZeneca Pharmaceuticals LP ("AstraZeneca"). On January 9, 2009, AstraZenca and AstraZeneca UK Limited filed a complaint against Biovail Corporation, BLS, and BTA Pharmaceuticals, Inc. in the U.S. District Court for the District New Jersey alleging infringement of U.S. Patent Nos. 4,879,288 and 5,948,437 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. Answers and Counterclaims have been filed. The case will proceed in the ordinary course. No trial date has yet been set.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of the Company's shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act.

  The original defendants included: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS (Continued)

  Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendant Hallmark Funds was voluntarily dismissed from the action by the Company.

  The lawsuit was removed from New Jersey State Court to federal court by the defendants in March 2006 and was remanded back to the New Jersey State Court in January 2007. No substantive activity occurred during this period.

  On January 26, 2007, the Company was found to have breached the terms of a protective order in a securities class action then proceeding against it and certain of its former officers in New York Federal Court (the "New York class action"). The New York class action was settled in December 2008. Specifically, the Company was found to have breached the terms of the protective order by using documents obtained from a non-party in the S.A.C. Complaint. The Court ordered that the Company and its counsel return copies of the documents and redact the S.A.C. Complaint accordingly. On February 22, 2007, the Company filed an Amended Complaint.

  The case was subsequently stayed by an order of the trial judge, dated March 16, 2007, pending disposition of certain issues in a factually similar shareholder class action that did not involve the Company (the "New Jersey shareholder class action").

  On September 10, 2007 the Company resolved a motion for sanctions previously pending in the New York class action in connection with the breach of the protective order referred to above. As part of that resolution, the Company dismissed defendant Maris from this action and filed a First Amended Complaint on October 3, 2007.

  The stay of this action imposed by the Court's March 16, 2007 Order was lifted on March 20, 2009. On April 17, 2009, the Company filed a motion for leave to file a Second Amended Complaint, amending the allegations to assert trade libel and conspiracy, and seeking damages in excess of $100,000,000. The proposed Second Amended Complaint names as defendants only the S.A.C. related entities, Timothy McCarthy and Gradient Analytics, LLC (formerly Camelback Research Alliance Inc.). All other remaining defendants have been dismissed from the lawsuit.

  The named defendants are expected to oppose the filing of the Second Amended Complaint and to move to dismiss it.

  General Civil Actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   LEGAL PROCEEDINGS (Continued)

  Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. The cases were subsequently remanded and, following the remand, the New York State Litigation Coordinating Panel granted the defendants' application to coordinate the three actions for pretrial purposes in Erie County. Discovery is ongoing.

  Based on the information currently available, and given the small number of the Company's products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions are successful, any recovery against the Company would likely not be significant.

  On May 6, 2008, BLS commenced an arbitration under FINRA rules against Credit Suisse Securities (USA) LLC ("Credit Suisse") seeking $26,775,000 in compensatory damages and $53,550,000 in punitive damages. The Statement of Claim alleges that Credit Suisse, as non-discretionary manager of BLS's cash management account, fraudulently or negligently, and in breach of the parties' customer agreement, invested BLS's assets in auction rate securities, which were not among BLS's approved investments. Credit Suisse has now delivered its Answer and Response. A hearing is expected to commence on July 8, 2009.

13.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment.

14.   SUBSEQUENT EVENTS

  Wellbutrin XL®

  On May 6, 2009, the Company announced that it had entered into an asset purchase agreement to acquire the full U.S. commercialization rights to Wellbutrin XL® from GSK. This agreement is subject to Hart-Scott-Rodino regulatory clearance in the U.S.

  Pursuant to the terms of the asset purchase agreement, the Company will pay $510,000,000 to GSK to acquire the U.S. New Drug Application for Wellbutrin XL®. The Company will also obtain an exclusive, royalty-free license to the Wellbutrin XL® trademark for use in the U.S. The Wellbutrin XL® product formulation was developed and is manufactured by the Company under its own patents and proprietary technology. The Company has supplied Wellbutrin XL® to GSK for marketing and/or distribution in the U.S. since September 2003.

  This acquisition will be accounted for as a purchase of identifiable intangible assets with an estimated useful life of approximately 10 years.

  Restructuring

  On May 5, 2009, the Company announced its intention to close its research and development facility in Mississauga, Ontario and to consolidate its research and development operations in Chantilly, Virginia. The Company expects to record an impairment charge of approximately $600,000 related to the write-down of the carrying value of the equipment located at the Mississauga facility to its estimated fair value. The Company also estimates that it will incur employee termination costs of approximately $1,700,000 for

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

14.   SUBSEQUENT EVENTS (Continued)

  severance and related benefits payable to the approximately 50 employees at the Mississauga and Chantilly locations who will be terminated as a result of this restructuring. In addition, the Company expects to incur contract termination and other costs of approximately $3,800,000 related to the vacating of one of its leased premises in Chantilly.

  Pimavanserin

  On May 4, 2009, the Company announced that it had entered into a collaboration and license agreement with ACADIA Pharmaceuticals Inc. ("ACADIA") to acquire the U.S. and Canadian rights to develop, manufacture and commercialize pimavanserin tartrate (a selective 5-HT2A inverse agonist) in a number of neurological and psychiatric conditions, including Parkinson's disease psychosis ("PDP") and Alzheimer's disease psychosis ("ADP"). Pimavanserin is a new chemical entity currently in Phase 3 clinical development for the treatment of PDP.

  Pursuant to the terms of the collaboration and license agreement, the Company paid an upfront fee of $30,000,000 to ACADIA, and will pay up to $160,000,000 in potential developmental milestones associated with the successful completion of clinical trials, regulatory submissions, and approvals for pimavanserin in the PDP and ADP indications. Should the Company pursue a third indication, it could pay up to $45,000,000 in additional success milestones. The Company will also make tiered, royalty payments of 15% to 20% on net sales of products containing pimavanserin, as well as additional milestone payments of up to $160,000,000 as certain net sales thresholds are met.

  This acquisition was accounted for as a purchase of intangible research and development assets with no alternative future use. Accordingly, the $30,000,000 upfront payment was charged to expense at the acquisition date.

  Sale and Leaseback

  On April 27, 2009, the Company entered into a sale and leaseback of its corporate headquarters in Mississauga, Ontario for approximately $15,600,000. The Company expects this transaction to close by July 31, 2009, subject to the satisfaction of due diligence and closing conditions. The Company estimates that it will recognize a loss on disposal of this facility of approximately $8,000,000.

 BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the unaudited consolidated financial statements, and condensed notes thereto, prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for the interim period ended March 31, 2009 (our "Consolidated Financial Statements"). This MD&A should also be read in conjunction with the annual MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on February 27, 2009 with the U.S. Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators ("CSA") (the "2008 Form 20-F").

        Additional information relating to our Company, including the 2008 Form 20-F, is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

        Unless otherwise indicted herein, the discussion and analysis contained in this MD&A are as of May 8, 2009.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  intent and ability to implement and effectively execute plans and initiatives associated with our New Strategic Focus (as defined below) and the anticipated impact of such New Strategic Focus;

  •
  intent and ability to complete acquisitions and/or licensing opportunities in connection with our New Strategic Focus;

  •
  ability to successfully integrate the acquisition of the full U.S. commercialization rights to Wellbutrin XL® into our business operations, and the expected impact of this acquisition on our revenues and cash flows;

  •
  the timing, results, and progress of research and development efforts, including efforts related to the development of pimavanserin, and BVF-018, BVF-324 and BVF-045;

  •
  timing regarding the planned closure of our two Puerto Rico manufacturing facilities and the associated costs, the anticipated impact of such closure, our ability to sell or divest these facilities, as well as the possible impact on our manufacturing processes;

  •
  intent and timing of the sale of our recently closed Dublin, Ireland research and development facility;

  •
  beliefs related to the costs and future benefits regarding the planned closure of our Mississauga, Ontario research and development facility and consolidation of our Chantilly, Virginia research and development operations, as well as the possible impact on our research and development processes;

  •
  intent regarding and timing of the planned disposals of non-core assets, and the anticipated proceeds of such dispositions, including our corporate headquarters;

  •
  intent to continue occupying our corporate headquarters;

  •
  beliefs and positions related to, results of, and costs associated with, certain legacy litigation and regulatory proceedings, including, but not limited to, the outcome of the court hearing to approve an agreement reached between a subsidiary of our Company and the U.S. Attorney's Office ("USAO") for the District of Massachusetts related to activities surrounding the 2003 commercial launch of Cardizem® LA;

  •
  intent and ability to make future dividend payments;

  •
  sufficiency of cash resources, including those available under the accordion feature of our credit facility, or through the refinancing of our credit facility, to fund the Wellbutrin XL® acquisition, and to support future spending requirements;

  •
  expected capital expenditures and business development activities;

  •
  impact of market conditions on our ability to access additional funding at reasonable rates;

  •
  investment recovery, liquidity, valuation, and impairment conclusions associated with our investment in auction rate securities;

  •
  intent and ability to hold auction rate securities until a recovery in market value occurs (or until maturity if necessary);

  •
  expected potential milestone payments in connection with pimavanserin;

  •
  ability to manage exposure to foreign currency exchange rate changes and interest rates; and

  •
  expected impact of the adoption of new accounting standards.

        These forward-looking statements may not be appropriate for other purposes.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target", "potential", and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the opportunities present in the market for therapies for Central Nervous System ("CNS") disorders; and the resolution of insurance claims relating to certain litigation and regulatory proceedings. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA"), Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and ability to generate operating cash flows and satisfy applicable laws for dividend payments, the continuation of the recent market turmoil, market liquidity for our common shares, our ability to secure third-party manufacturing arrangements, our satisfaction of applicable laws for the repurchase of our common shares, our ability to retain the limited number of customers from which a significant portion of our revenue is derived, the impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, delay in or transition issues arising from the closure of our Puerto Rico, Ireland and Mississauga facilities and the consolidation of our Chantilly operations, the successful implementation of our New Strategic Focus, our eligibility for benefits under tax treaties, the continued availability of low effective tax rates for the business profits of our principal operating subsidiary, the availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents and other intellectual proprietary property, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, the ability to manufacture and commercialize pipeline products, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereof, payment by insurers of insurance claims, currency and interest rate fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for auction rate securities held as investments, and other risks detailed from time to time in our filings with the SEC and the CSA, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this MD&A, as well as under the heading "Key Information — Risk Factors" under Item 3.D of our 2008 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. We have various research and development, clinical research, manufacturing and commercial operations located in Barbados, Canada, the U.S., and Puerto Rico.

        Prior to May 2008, we focused our growth on the development and large-sale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus were non-specialty CNS disorders, pain management and cardiovascular disease. In May 2008, as a result of significant changes in the environment for oral controlled-release products over the previous several years, we developed a new business model focused on the development and commercialization of medicines that address unmet medical needs in niche specialty CNS markets (our "New Strategic Focus").

RECENT DEVELOPMENTS

Business Development

Wellbutrin XL®

        On May 6, 2009, we announced that we had entered into an asset purchase agreement to acquire the full U.S. commercialization rights to Wellbutrin XL® from GSK. This agreement is subject to Hart-Scott-Rodino ("HSR") regulatory clearance in the U.S.

        This acquisition does not materially impact our existing agreement with GSK as it relates to countries outside the U.S. We will continue to manufacture and supply Wellbutrin XL® to GSK for distribution in these countries. In Canada, Wellbutrin® XL will continue to be marketed by our internal sales organization, Biovail Pharmaceuticals Canada ("BPC"). This acquisition strengthens our existing business and is expected to generate significant cash flows that can be used to further expand our pipeline of specialty CNS products aligned with our New Strategic Focus.

        Pursuant to the terms of the asset purchase agreement, we will pay $510 million to GSK to acquire the U.S. New Drug Application for Wellbutrin XL®. We will also obtain an exclusive, royalty-free license to the Wellbutrin XL® trademark for use in the U.S. The Wellbutrin XL® product formulation was developed and is manufactured by us under our own patents and proprietary technology. We have supplied Wellbutrin XL® to GSK for marketing and/or distribution in the U.S. since September 2003.

        This acquisition will be accounted for as a purchase of identifiable intangible assets with an estimated useful life of approximately 10 years.

Pimavanserin

        On May 4, 2009, we announced that we had entered into a collaboration and license agreement with ACADIA Pharmaceuticals Inc. ("ACADIA") to acquire the U.S. and Canadian rights to develop, manufacture and commercialize pimavanserin tartrate (a selective 5-HT2A inverse agonist) in a number of neurological and psychiatric conditions, including Parkinson's disease psychosis ("PDP") and Alzheimer's disease psychosis ("ADP"). Pimavanserin is a new chemical entity currently in Phase 3 clinical development for the treatment of PDP. Pimavanserin is directly aligned with our New Strategic Focus on products targeting specialty CNS disorders.

        We paid an upfront fee of $30 million to ACADIA, and will pay up to $160 million in potential developmental milestones associated with the successful completion of clinical trials, regulatory submissions, and approvals for pimavanserin in the PDP and ADP indications. Should we pursue a third indication, we could pay up to $45 million in additional success milestones. We will also make tiered, royalty payments of 15% to 20% on net sales of products containing pimavanserin, as well as additional milestone payments of up to $160 million as certain net sales thresholds are met.

        This acquisition was accounted for as a purchase of intangible research and development assets with no alternative future use. Accordingly, the $30 million upfront payment was charged to expense at the acquisition date.

Research and Development

        In addition to pimavanserin described above, other projects in our development pipeline include:

  •
  BVF-018 — a controlled-release formulation of tetrabenazine for the treatment of Tourette Syndrome. Tetrabenazine is already approved for this indication in Canada and a number of European countries.

  •
  BVF-324 — an undisclosed product for the treatment of premature ejaculation. Enrolment is expected to begin in a pivotal trial program in Europe in mid-2009.

  •
  BVF-045 — a combination product consisting of Aplenzin™ and an undisclosed selective serotonin reuptake inhibitor. We are continuing to pursue risk-sharing opportunities with potential development partners.

        In March 2009, we announced the formation of an External Advisory Board — comprised of Franklin Berger, Dr. Mark Cochran, Dr. Kathleen Clarence-Smith, Dr. Robert Lenox, Dr. Karoly Nikolich and Dr. Ian Ragan — to oversee and provide medical, scientific, and commercial input into our development-pipeline efforts in specialty CNS disorders.

Restructuring

        In support of our New Strategic Focus, we initiated restructuring measures in May 2008 that were intended to rationalize our manufacturing operations, pharmaceutical sciences operations, and general and administrative expenses. These measures included the closure of our research and development facility in Dublin, Ireland in August 2008, and the planned closure of our two manufacturing facilities in Puerto Rico in 2010. Due to general economic and real estate market conditions in Ireland and Puerto Rico, we have been unable to locate buyers for our facilities; however, we are continuing to actively market these properties.

        On May 5, 2009, we announced further plans to rationalize our pharmaceutical sciences operations through the closure of our Mississauga, Ontario research and development facility and consolidation of our Chantilly, Virginia research and development operations (as described below under "Pharmaceutical Sciences Operations").

        The following table summarizes the major components of the restructuring costs recognized through March 31, 2009:

			Employee Termination Benefits
	Asset Impairments
					Contract Termination Costs and Other
($ in 000s)	Manufacturing	Pharmaceutical Sciences	Manufacturing	Pharmaceutical Sciences		Total
Balance, January 1, 2008	—	—	—	—	—	—
Costs incurred and charged to expense	42,602	16,702	3,309	2,724	4,865	70,202
Cash payments	—	—	—	(2,724)	(333)	(3,057)
Non-cash adjustments	(42,602)	(16,702)	—	—	(1,186)	(60,490)

Balance, December 31, 2008	—	—	3,309	—	3,346	6,655

Costs incurred and charged to expense	—	—	1,337	—	11	1,348
Cash payments	—	—	—	—	(118)	(118)

Balance, March 31, 2009	$—	$—	$4,646	$—	$3,239	$7,885

Manufacturing Operations

        We expect to incur employee termination costs of approximately $8.7 million in total for severance and related benefits payable to the approximately 240 employees who will be terminated as a result of the planned closure of our Puerto Rico manufacturing facilities. As these employees are required to provide service during the shutdown period in order to be eligible for termination benefits, we are recognizing the cost of those termination benefits ratably over the required future service period, including $1.3 million recognized in the first quarter of 2009 and $3.3 million recognized in 2008.

Pharmaceutical Sciences Operations

        On May 5, 2009, we announced our intention to close our research and development facility in Mississauga, Ontario and to consolidate our research and development operations in Chantilly, Virginia. These measures reflect the shift in our focus from reformulation opportunities to the in-licensing and development of specialty CNS programs consistent with our New Strategic Focus. In the second quarter of 2009, we expect to record an impairment charge of approximately $0.6 million related to the write-down of the carrying value of the equipment located at the Mississauga facility to its estimated fair value. We estimate that we will incur employee termination costs of approximately $1.7 million for severance and related benefits payable to the approximately 50 employees at the Mississauga and Chantilly locations who will be terminated as a result of this restructuring. In addition, we expect to incur contract termination and other costs of approximately $3.8 million related to the vacating of one of our leased premises in Chantilly.

Sale of Non-Core Assets

        In April 2009, we entered into a sale and leaseback of our corporate headquarters in Mississauga, Ontario for approximately $15.6 million. We expect this transaction to close by July 31, 2009, subject to the satisfaction of due diligence and closing conditions. Upon closing, we expect to continue to occupy this facility under a 15-year operating lease, with two five-year renewal terms. We estimate that we will recognize a loss on disposal of this facility of approximately $8 million.

        Also in April 2009, we completed the sale of our corporate aircraft for proceeds of $5.3 million, which resulted in a gain on disposal of approximately $0.9 million. We have entered into a four-year operating lease for this aircraft.

Resolution of Legacy Litigation and Regulatory Matters

Ontario Securities Commission Settlement

        On January 9, 2009, we announced that the Ontario Securities Commission ("OSC") approved a settlement agreement in respect of its investigation of our Company, related to specific accounting and financial disclosure practices from 2001 to 2004. Pursuant to the terms of this agreement, we paid $5.3 million, including costs, to fully settle this matter.

USAO Agreement

        On May 16, 2008, we announced that a subsidiary of our Company had reached an agreement with the USAO in respect of criminal allegations related to activities surrounding the 2003 commercial launch of Cardizem® LA. This agreement is subject to approval at a Court hearing that is expected to take place on June 9, 2009. Upon receipt of final Court approval, we expect to pay an amount of $24.6 million to fully settle this matter, which we recognized in the second quarter of 2008.

OUTLOOK

        Our restructuring and expense reduction opportunities have proven to be greater than originally expected. As a result, we anticipate that these efficiency initiatives, including the rationalization of our manufacturing and pharmaceutical sciences operations, once fully implemented, will now result in annual savings of $40 million to $60 million (previously $30 million to $40 million). Our ongoing and planned efficiency initiatives have resulted in cumulative charges to earnings of $2.8 million in the first quarter of 2009 and $72.8 million recorded in 2008. These charges are now expected to be in the range of $100 million to $120 million (previously $80 million to $100 million), of which the cash component remains at the previously expected $20 million to $40 million, including $10.3 million incurred through March 31, 2009.

MAJOR PRODUCTS

        The following table displays selected information regarding our major brand name products by therapeutic area:

BRAND NAME	INDICATION(S)	MARKET	COMMERCIALIZATION

Specialty CNS

Xenazine®	Huntington's chorea	U.S.	Supply and distribution agreement with Ovation Pharmaceuticals, Inc., now known as Lundbeck Inc. ("Lundbeck") (a subsidiary of H. Lundbeck A/S).

Nitoman®	Hyperkinetic movement disorders, including Huntington's chorea	Canada	Marketed and distributed by BPC.

Non-Specialty CNS

Wellbutrin XL®	Depression	U.S.	Supply and distribution agreement with affiliates of GSK(1).

Ativan®	Anxiety	U.S.	Distributed by our subsidiary BTA Pharmaceuticals, Inc. ("BTA")

Aplenzin™	Depression	U.S.	Supply and distribution agreement with sanofi-aventis U.S. LLC ("sanofi-aventis").

Wellbutrin® XL, SR	Depression	Canada	Marketed and/or distributed by BPC.

Zyban®	Smoking cessation	Canada	Distributed by BPC.

Pain Management

Ultram® ER	Moderate to moderately severe chronic pain	U.S.	Supply and distribution agreement with Ortho-McNeil, Inc., now known as PriCara (a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.).

Ralivia®	Moderate to moderately severe chronic pain	Canada	Marketed and distributed by BPC.

Antiviral

Zovirax®	Herpes	U.S.	Distributed by BTA and promoted by Sciele Pharma, Inc. ("Sciele") from December 2006 until October 2008. In January 2009, Publicis Selling Solutions, Inc. ("PSS"), a contract sales organization, assumed promotional marketing responsibility.

BRAND NAME	INDICATION(S)	MARKET	COMMERCIALIZATION

Cardiovascular

Cardizem® LA	Hypertension and angina	U.S.	Supply and distribution agreement with Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott Laboratories).

Cardizem® CD	Hypertension and angina	U.S.	Distributed by BTA.

Vasotec®, Vaseretic®	Hypertension and congestive heart failure	U.S.	Distributed by BTA.

Tiazac®	Hypertension and angina	U.S.	Supply and distribution agreement with Forest Laboratories, Inc. ("Forest").

Isordil®	Angina	U.S.	Distributed by BTA.

Glumetza®	Type 2 diabetes	U.S.	Supply agreement with Depomed, Inc.

Tiazac® XC, Tiazac®	Hypertension and angina	Canada	Marketed and/or distributed by BPC.

Glumetza®	Type 2 diabetes	Canada	Marketed and distributed by BPC.

Cardizem® CD	Hypertension and angina	Canada	Distributed by BPC.

(1)
To be distributed by BTA upon receipt of HSR approval of the Wellbutrin XL® asset purchase agreement (as described above under "Recent Developments — Business Development — Wellbutrin XL®").

        In addition to the major brand name products noted above, our product portfolio includes bioequivalent ("Generic") versions of Adalat CC, Cardizem® CD, Procardia XL and Voltaren XR products, which we supply to an affiliate of Teva Pharmaceuticals Industries Ltd. ("Teva") for distribution in the U.S.

OVERVIEW

	Three Months Ended March 31
	2009	2008	Change
($ in 000s, except per share data)	$	$	$	%
Revenue	173,319	208,498	(35,179)	(17)
Net income	39,003	56,376	(17,373)	(31)
Basic and diluted earnings per share	0.25	0.35	(0.10)	(29)

Cash dividends declared per share	0.375	0.375	—	—

	At March 31 2009	At December 31 2008	Change
	$	$	$	%
Cash and cash equivalents	297,694	317,547	(19,853)	(6)

Results of Operations

        Total revenue declined $35.2 million, or 17%, to $173.3 million in the first quarter of 2009, compared with $208.5 million in the first quarter of 2008. A significant factor in this decline was lower revenue from Wellbutrin XL® as a result of the launch of a generic version of the 150mg product on May 30, 2008. This decline also reflected reductions in Ultram® ER, Zovirax® and Cardizem® LA product sales, due mainly to lower prescription demand, and the negative impact of changes in foreign currency exchange rates (as described below). Those factors were partially offset by the impact of higher pricing of our off-patent branded pharmaceutical ("Legacy") products, which more than offset declining prescription volumes for these products, and the inclusion of sales of Xenazine® and Aplenzin™ products, which were added to our product portfolio since the first quarter of 2008.

        Total operating expenses declined $25.7 million, or 18%, to $119.7 million in the first quarter of 2009, compared with $145.4 million in the first quarter of 2008, reflecting lower research and development expenses, in regards to project spending and the closure of our research and development facility in Dublin, Ireland, and lower cost of goods sold primarily due to lower volumes of Wellbutrin XL®. Those factors were partially offset by increased amortization of intangible assets reflecting the acquisition of Prestwick Pharmaceuticals, Inc. ("Prestwick") in September 2008.

        Our effective tax rate increased to approximately 24% in the first quarter of 2009, compared with approximately 9% in the first quarter of 2008, as a result of the recording of a $7.8 million deferred income tax provision in the first quarter of 2009, related to the utilization of recognized operating loss carryforwards to reduce taxable income in the U.S.

        Changes in foreign currency exchange rates decreased total revenue by approximately $4.5 million, or 2.6%, in the first quarter of 2009, compared with the first quarter of 2008, due to a weakening of the Canadian dollar relative to the U.S. dollar in the first quarter of 2009. A weaker Canadian dollar, while unfavourable on revenue, has a positive impact on our operating expenses. As our Canadian dollar-denominated expenses moderately exceeded our Canadian dollar-denominated revenue base, the depreciation of the Canadian dollar in the first quarter of 2009 had the overall effect of slightly increasing our net income as reported in U.S. dollars.

        Net income declined $17.4 million, or 31%, to $39.0 million (basic and diluted earnings per share ("EPS") of $0.25) in first quarter of 2009, compared with $56.4 million (basic and diluted EPS of $0.35) in the first quarter of 2008. The following table displays specific items that impacted net income in the first quarters of 2009 and 2008, and the impact of these items (individually and in the aggregate) on basic and diluted EPS. EPS figures may not add due to rounding.

	Three Months Ended March 31
	2009		2008
($ in 000s, except per share data)	Amount	EPS Impact	Amount	EPS Impact
Loss on impairment of investments	$(2,707)	$(0.02)	$(3,616)	$(0.02)
SEC Consent Decree — independent consultant costs(1)	(1,427)	$(0.01)	—	$—
Restructuring costs	(1,348)	$(0.01)	—	$—
Legal settlements	(241)	$—	—	$—
Loss on disposal of investments	(6)	$—	—	$—
Equity loss	—	$—	(1,195)	$(0.01)

Total	$(5,729)	$(0.04)	$(4,811)	$(0.03)

(1)
Included in selling, general and administrative expenses.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Cash Dividends

        Cash dividends declared per share were $0.375 in first quarters of 2009 and 2008. On May 5, 2009, our Board of Directors approved a modification of our dividend policy. The new dividend policy contemplates the payment of a quarterly dividend of $0.09, which represents a competitive yield of 3.2%, based on the volume weighted-average trading price of our common shares on the New York Stock Exchange for the five trading days immediately ended May 5, 2009. The declaration of future dividends pursuant to this new policy remains subject to the discretion of the Board of Directors.

        Pursuant to the new dividend policy, on May 5, 2009, our Board of Directors declared a quarterly cash dividend of $0.09 per share, payable on July 6, 2009. Upon payment of this dividend, we will have distributed $4.965 per share to our shareholders since implementing our dividend program in December 2005.

Financial Condition

        At March 31, 2009 and December 31, 2008, we had cash and cash equivalents of $297.7 million and $317.5 million, respectively, and there were no borrowings outstanding under our committed $250 million credit facility, or other outstanding long-term debt.

        In the first quarter of 2009, we paid $5.3 million in respect of the settlement of the OSC investigation, and we deposited $5.2 million into escrow (which is recorded as restricted cash on the consolidated balance sheet at March 31, 2009) pursuant to the terms of a potential business transaction. In addition, we paid dividends of $59.3 million in respect of our third quarter 2008 results, which partially exceeded our operating cash flows for the first quarter of 2009. At March 31, 2009, we had dividends payable of $59.3 million in respect of our fourth quarter 2008 results, which were paid on April 6, 2009. In addition, we continue to hold an accrual of $24.6 million in respect of the agreement in principle to settle the USAO investigation, which has not been paid pending final Court approval of the settlement agreement.

        In May 2009, we used a portion of our existing cash resources to make the upfront payment of $30 million in respect of our collaboration and license agreement with ACADIA for pimavanserin, and we intend to use our remaining available cash resources and amounts available under our existing credit facility, including its $150 million accordion feature, to fund the $510 million acquisition of the full U.S. commercialization rights to Wellbutrin XL®.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

Revenue

        The following table displays the dollar amount of each source of revenue in the first quarters of 2009 and 2008; the percentage of each source of revenue compared with total revenue in the respective period; and the

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2009		2008		Change
	$	%	$	%	$	%
Product sales	165,393	95	196,914	94	(31,521)	(16)
Research and development	3,715	2	7,353	4	(3,638)	(49)
Royalty and other	4,211	2	4,231	2	(20)	—

Total revenue	173,319	100	208,498	100	(35,179)	(17)

Product Sales

        The following table displays product sales by internal reporting category in the first quarters of 2009 and 2008; the percentage of each category compared with total product sales in the respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2009		2008		Change
	$	%	$	%	$	%
Wellbutrin XL®	20,120	12	58,856	30	(38,736)	(66)
Aplenzin™	3,821	2	—	—	3,821	NM
Ultram® ER	20,596	12	24,104	12	(3,508)	(15)
Xenazine®	6,683	4	—	—	6,683	NM
Zovirax®	32,911	20	37,130	19	(4,219)	(11)
Biovail Pharmaceuticals Canada	15,308	9	16,240	8	(932)	(6)
Cardizem® LA	8,187	5	10,207	5	(2,020)	(20)
Legacy	40,579	25	33,147	17	7,432	22
Generic	16,871	10	17,230	9	(359)	(2)
Glumetza® (U.S.)	317	—	—	—	317	NM

Total product sales	165,393	100	196,914	100	(31,521)	(16)

NM — Not meaningful.

Wholesaler Inventory Levels

        Three drug wholesale customers account for the majority of our Zovirax® and Legacy product sales in the U.S. Our distribution agreements with these wholesalers limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As indicated in the following table, at March 31, 2009, these

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

wholesalers owned overall 1.2 months of supply of our products (compared with 1.1 months at December 31, 2008), of which only $0.1 million of inventory had less than 12 months remaining shelf life.

		At March 31, 2009			At December 31, 2008
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$14,687	1.3	$72	$17,769	1.3	$91
Cardizem®	36-48	7,449	1.0	14	7,146	0.8	15
Ativan®	24	2,751	1.3	13	2,523	1.0	80
Vasotec® and Vaseretic®	24	1,661	1.3	5	2,034	1.1	10
Isordil®	36-60	321	1.1	—	273	1.1	1

Total	24-60	$26,869	1.2	$104	$29,745	1.1	$197

Wellbutrin XL®

        Wellbutrin XL® product sales declined $38.7 million, or 66%, to $20.1 million in the first quarter of 2009, compared with $58.9 million in the first quarter of 2008, reflecting the impact on volumes resulting from the introduction of generic competition to the 150mg product in May 2008, as well as the continuing sales erosion of the 300mg product following the genericization of that dosage strength in December 2006, which more than offset the positive effect on our supply prices of price increases implemented by GSK over the last 12 months.

        Our acquisition of the full U.S. commercialization rights to Wellbutrin XL® is expected to be accretive to revenue by $90 million to $100 million in 2009.

Aplenzin™

        In the first quarter of 2009, we supplied $3.8 million of Aplenzin™, including sample supplies, to sanofi-aventis in advance of this product's commercial launch in April 2009.

Ultram® ER

        Ultram® ER product sales declined $3.5 million, or 15%, to $20.6 million in the first quarter of 2009, compared with $24.1 million in the first quarter of 2008, despite higher shipments of 100mg tablets in the first quarter of 2009 to replace certain lots recalled in the fourth quarter of 2008, and a $1.1 million reduction to the related recall provision, as a result of lower than expected returns from wholesalers and pharmacies in connection with the recall. The decline in Ultram® ER product sales was due to lower prescription volumes and a reduction in our contractual supply price to PriCara (which is determined based on a percentage of PriCara's net selling price for Ultram® ER) of 2.5 percentage points effective January 1, 2009, which more than offset the positive effect on our supply price of price increases implemented by PriCara over the last 12 months.

Xenazine®

        Xenazine® was launched in the U.S. by Lundbeck in November 2008. Our revenue from sales of this product in the first quarter of 2009 amounted to $6.7 million.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Zovirax®

        Zovirax® product sales declined $4.2 million, or 11%, to $32.9 million in the first quarter of 2009, compared with $37.1 million in the first quarter of 2008, as lower prescription volumes more than offset price increases implemented for these products over the last 12 months. In addition, PSS did not commence its promotion and detailing of Zovirax® until February 2009.

BPC

        Sales of BPC products declined $0.9 million, or 6%, to $15.3 million in the first quarter of 2009, compared with $16.2 million in the first quarter of 2008, primarily due to foreign currency exchange rate fluctuations. Excluding the negative effect on our Canadian dollar-denominated revenue of the weakening of the Canadian dollar relative to the U.S. dollar, BPC product sales increased 17% in the first quarter of 2009, compared with the first quarter of 2008. That increase reflected higher sales of our promoted Wellbutrin® XL, Tiazac® XC , Ralivia® and Glumetza® products, which more than offset lower sales of our genericized Tiazac® and Wellbutrin® SR products. Also contributing to the increase was the inclusion of $1.0 million of Nitoman® product sales in the first quarter of 2009.

Cardizem® LA

        Cardizem® LA product sales include the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005. This amortization amounted to $3.8 million in each of the first quarters of 2009 and 2008. Revenue from sales of Cardizem® LA declined $2.0 million, or 20%, to $8.2 million in the first quarter of 2009, compared with $10.2 million in the first quarter of 2008, due to lower prescription volumes, partially offset by the positive effect on our supply price of price increases implemented by Kos over the last 12 months.

        Upon receipt of FDA approval, Watson Pharmaceuticals, Inc. ("Watson") may immediately commence the marketing and sales of a generic version of Cardizem® LA. Under the terms of the settlement agreement we reached with Watson in December 2007, we will receive a royalty based on sales of Watson's generic version of Cardizem® LA.

Legacy

        Sales of Legacy products increased $7.4 million, or 22%, to $40.6 million in the first quarter of 2009, compared with $33.1 million in the first quarter of 2008, which reflected price increases implemented for these products (excluding Tiazac®) over the last 12 months that more than offset declining prescription volumes. In addition, sales of generic Tiazac® by Forest were favourably impacted in the first quarter of 2009, due to a recall involving a competitor's product.

Generic

        Sales of Generic products declined $0.4 million, or 2%, to $16.9 million in the first quarter of 2009, compared with $17.2 million in the first quarter of 2008, reflecting the effects of lower overall prescription volumes and pricing, and changes in Teva's customer base and product sales mix.

Research and Development Revenue

        Research and development revenue declined $3.6 million, or 49%, to $3.7 million in the first quarter of 2009, compared with $7.4 million in the first quarter of 2008, primarily as a result of a lower level of clinical

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

research and laboratory testing services provided to external customers by our contract research division, together with the negative impact of the weakening of the Canadian dollar relative to the U.S. dollar.

Royalty and Other Revenue

        Royalties from third parties on sales of products we developed or acquired and other revenue of $4.2 million in the first quarter of 2009 was relatively unchanged from the corresponding period of 2008.

Operating Expenses

        The following table displays the dollar amount of each operating expense category in the first quarters of 2009 and 2008; the percentage of each category compared with total revenue in the respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2009		2008		Change
	$	%	$	%	$	%
Cost of goods sold	44,840	26	53,735	26	(8,895)	(17)
Gross margin	73%		73%
Research and development	14,528	8	36,332	17	(21,804)	(60)
Selling, general and administrative	43,244	25	43,597	21	(353)	(1)
Amortization of intangible assets	15,503	9	11,694	6	3,809	33
Restructuring costs	1,348	1	—	—	1,348	NM
Legal settlements	241	—	—	—	241	NM

Total operating expenses	119,704	69	145,358	70	(25,654)	(18)

NM — Not meaningful.

Cost of Goods Sold and Gross Margins

        Gross margins based on product sales were 73% in each of the first quarters of 2009 and 2008. The following factors had a favourable impact on gross margins in the first quarter of 2009, compared with the first quarter of 2008:

  •
  the positive impact of price increases we implemented for Zovirax® and certain Legacy products, and the positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic marketing partners, over the last 12 months;

  •
  lower labour and overhead costs at our Puerto Rico manufacturing facilities, and higher absorption at our Steinbach, Manitoba manufacturing facility, as a result of the transfer of certain manufacturing activities from Puerto Rico to Steinbach; and

  •
  the positive impact on Steinbach labour and overhead costs as a result of the weakening of the Canadian dollar relative to the U.S. dollar.

        Those factors were partially offset by:

  •
  a reduced contribution from higher margin 150mg Wellbutrin XL® product sales as a result of the introduction of generic competition;

  •
  the inclusion of lower margin Xenazine® and Nitoman® product sales; and

  •
  the reduction in our contractual supply price for Ultram® ER.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Research and Development Expenses

        The following table displays the dollar amount of research and development expenses by internal reporting category for the first quarters of 2009 and 2008; the percentage of each category compared with total revenue in the respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2009		2008		Change
	$	%	$	%	$	%
Internal research and development programs	11,108	6	30,189	14	(19,081)	(63)
Contract research services provided to external customers	3,420	2	6,143	3	(2,723)	(44)

Total research and development expenses	14,528	8	36,332	17	(21,804)	(60)

        Internal research and development expenses declined $19.1 million, or 63%, to $11.1 million in the first quarter of 2009, compared with $30.2 million in the first quarter of 2008, reflecting reduced direct project spending as we transition from reformulation opportunities to the in-licensing and development of specialty CNS products, and cost savings following the closure of our Ireland research and development facility. In addition, in the first quarter of 2008, we accrued $7.9 million in connection with the termination of the BVF-146 program (combination of tramadol and a non-steroidal anti-inflammatory drug).

        Costs associated with providing contract research services to external customers declined $2.7 million, or 44%, to $3.4 million in the first quarter of 2009, compared with $6.1 million in the first quarter of 2008, reflecting the decline in activity levels at our contract research division, and lower labour costs as a result of headcount reductions in the fourth quarter of 2008, as well as a positive impact on labour and overhead costs as a result of the weakening of the Canadian dollar relative to the U.S. dollar.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses declined $0.4 million, or 1%, to $43.2 million in the first quarter of 2009, compared with $43.6 million in the first quarter of 2008, primarily due to:

  •
  a decrease of $5.4 million in compensation owed to Sciele in the first quarter of 2009, as a result of the termination of our promotional services agreement in October 2008;

  •
  a decrease of $1.5 million in promotional spending related to Ralivia® in the first quarter of 2009, as a result of higher spending in the first quarter of 2008 following the commercial launch of this product;

  •
  the positive impact on corporate and BPC expenses as a result of the weakening of the Canadian dollar relative to the U.S. dollar; and

  •
  the positive effect of overall cost containment initiatives.

        Those factors were partially offset by:

  •
  an increase of $4.5 million in indemnification obligations to certain former officers in the first quarter of 2009, in respect of enforcement proceedings against these officers by the OSC and SEC;

  •
  the inclusion of $2.1 million in fees owed to PSS related to the promotion of Zovirax® in the first quarter of 2009; and

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

  •
  the inclusion of $1.4 million in costs related to an examination of our accounting and related functions by an independent consultant, pursuant to the terms of a Consent Decree we entered into with the SEC in March 2008 to settle the SEC's investigation of our Company.

Amortization of Intangible Assets

        Amortization expense increased $3.8 million, or 33%, to $15.5 million in the first quarter of 2009, compared with $11.7 million in the first quarter of 2008, due to the inclusion of amortization of the Xenazine® and Nitoman® identifiable intangible assets.

Restructuring Costs

        In the first quarter of 2009, we recorded a restructuring charge of $1.3 million, primarily related to employee termination costs in connection with the planned closure of our Puerto Rico manufacturing facilities.

Non-Operating Items

        The following table displays the dollar amount of each non-operating income or expense category for the first quarters of 2009 and 2008; and the dollar and percentage changes in the dollar amount of each category.

	Three Months Ended March 31
($ in 000s; Income (Expense))	2009	2008	Change
	$	$	$	%
Interest income	334	3,468	(3,134)	(90)
Interest expense	(340)	(242)	(98)	40
Foreign exchange gain	407	221	186	84
Loss on impairment of investments	(2,707)	(3,616)	909	(25)
Loss on disposal of investment	(6)	—	(6)	NM
Equity loss	—	(1,195)	1,195	(100)

Total non-operating expense	(2,312)	(1,364)	(948)	70

NM — Not meaningful.

Interest Income

        Interest income declined $3.1 million, or 90%, to $0.3 million in the first quarter of 2009, compared with $3.5 million in the first quarter of 2008, reflecting lower cash resources following the acquisition of Prestwick in September 2008, and legal settlement and other payments made over the last 12 months, together with lower prevailing interest rates.

Loss on Impairment of Investments

        In the first quarters of 2009 and 2008, we recorded losses of $2.7 million and $3.6 million, respectively, related primarily to other-than-temporary declines in the estimated fair value of a portion of our investment in auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities").

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Provision for Income Taxes

        The following table displays the dollar amount of the current and deferred provisions for income taxes for the first quarters of 2009 and 2008; and the dollar and percentage changes in the dollar amount of each provision. Percentages may not add due to rounding.

	Three Months Ended March 31
	2009	2008	Change
($ in 000s)	$	$	$	%
Current income tax expense	4,500	5,400	(900)	(17)
Deferred income tax expense	7,800	—	7,800	NM

Total provision for income taxes	12,300	5,400	6,900	128

NM — Not meaningful

        In the fourth quarter of 2008, we recognized a deferred income tax benefit of $90.0 million related to a change in our assessment of the realizability of deferred tax assets related to approximately $230 million of operating loss carryforwards in the U.S. In the first quarter of 2009, we recorded a provision for deferred income taxes of $7.8 million related to the utilization of a portion of these loss carryforwards to reduce taxable income in the U.S., which resulted in an increase in the overall effective tax rate in this period to approximately 24%, compared with approximately 9% in the first quarter of 2008.

SUMMARY OF QUARTERLY RESULTS

        The following table displays a summary of our quarterly results of operations and cash flows for each of the eight most recently completed quarters:

	2009	2008				2007
($ in 000s, except per share data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$173,319	$181,496	$181,089	$186,095	$208,498	$203,896	$188,890	$203,027
Expenses	119,704	144,617	132,726	210,368	145,358	237,989	127,890	140,567

Operating income (loss)	53,615	36,879	48,363	(24,273)	63,140	(34,093)	61,000	62,460

Net income (loss)	39,003	120,380	48,437	(25,289)	56,376	(31,971)	65,867	67,824

Basic and diluted earnings (loss) per share	$0.25	$0.76	$0.31	$(0.16)	$0.35	$(0.20)	$0.41	$0.42

Net cash provided by (used in) operating activities	$46,972	$106,963	$(62,370)	$67,056	$92,676	$79,333	$43,415	$98,277

First Quarter of 2009 Compared To Fourth Quarter of 2008

Results of Operations

        Total revenue declined $8.2 million, or 5%, to $173.3 million in the first quarter of 2009, compared with $181.5 million in the fourth quarter of 2008, mainly due to a decline in Zovirax® product sales, as a result of lower prescription volumes and a reduction in wholesaler inventory levels, which reflected the partial seasonality of this product. This decline was partially offset by increased revenue from Xenazine® product sales and the inclusion in revenue of launch quantities of Aplenzin™.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

        Net income declined $81.4 million, or 68%, to $39.0 million in the first quarter of 2009, compared with $120.4 million in the fourth quarter of 2008, primarily due to the recognition of the $90.0 million deferred income tax benefit in the fourth quarter of 2008.

Cash Flows

        Net cash provided by operating activities declined $60.0 million, or 56%, to $47.0 million in the first quarter of 2009, compared with $107.0 million in the fourth quarter of 2008, primarily due to the timing of receipts and payments around the year-end, and the settlement in the first quarter of 2009 of liabilities accrued at the 2008 year-end related to the OSC settlement and employee bonuses.

FINANCIAL CONDITION

        The following table displays a summary of our financial condition at March 31, 2009 and December 31, 2008:

	At March 31 2009	At December 31 2008	Change
($ in 000s)	$	$	$	%
Working capital(1)	237,541	223,198	14,343	6
Long-lived assets(2)	943,493	968,935	(25,442)	(3)
Shareholders' equity	1,176,788	1,201,599	(24,811)	(2)

(1)
Total current assets less total current liabilities.

(2)
Property, plant and equipment, intangible assets, and goodwill.

Working Capital

        Working capital increased $14.3 million, or 6%, to $237.5 million at March 31, 2009, compared with $223.2 million at December 31, 2008, primarily due to:

  •
  a decrease in accounts payable of $15.4 million, due mainly to the timing of payments around the year-end;

  •
  a decrease of $8.3 million in accrued liabilities, primarily related to the payment of the 2008 employee bonuses;

  •
  a decrease of $5.9 million in accrued legal settlements, primarily related to the settlement of the OSC investigation; and

  •
  the timing of other receipts and payments in the normal course of business.

        Those factors were partially offset by:

  •
  a net decline in cash and cash equivalents of $19.9 million, which reflected the $5.3 million paid in respect of the OSC settlement and the deposit of $5.2 million into escrow on a possible business transaction, as well as the excess of dividends paid over operating cash flows for the first quarter of 2009.

Long-Lived Assets

        Long-lived assets declined $25.4 million, or 3%, to $943.5 million at March 31, 2009, compared with $968.9 million at December 31, 2008, primarily due to the depreciation of plant and equipment of $4.6 million and the amortization of intangible assets of $17.8 million.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Shareholders' Equity

        Shareholders' equity declined $24.8 million, or 2%, to $1,176.8 million at March 31, 2009, compared with $1,201.6 million at December 31, 2008, primarily due to:

  •
  cash dividends declared and dividend equivalents on restricted share units of $59.4 million in the aggregate; and

  •
  a negative foreign currency translation adjustment of $6.2 million to other comprehensive income, due mainly to the impact of the weakening of the Canadian dollar relative to the U.S. dollar, which decreased the reported value of our Canadian dollar-denominated net assets.

        Those factors were partially offset by:

  •
  net income of $39.0 million (including $1.8 million of stock-based compensation recorded in additional paid-in capital).

CASH FLOWS

        The following table displays cash flow information for the first quarters of 2009 and 2008:

	Three Months Ended March 31
	2009	2008	Change
($ in 000s)	$	$	$	%
Net cash provided by operating activities	$46,972	$92,676	$(45,704)	(49)
Net cash used in investing activities	(7,042)	(94,279)	87,237	(93)
Net cash used in financing activities	(59,331)	(138)	(59,193)	NM
Effect of exchange rate changes on cash and cash equivalents	(452)	(363)	(89)	25

Net decrease in cash and cash equivalents	(19,853)	(2,104)	(17,749)	844
Cash and cash equivalents, beginning of period	317,547	433,641	(116,094)	(27)

Cash and cash equivalents, end of period	$297,694	$431,537	$(133,843)	(31)

NM — Not meaningful

Operating Activities

        Net cash provided by operating activities declined $45.7 million, or 49%, to $47.0 million in the first quarter of 2009, compared with $92.7 million in the first quarter of 2008, primarily due to:

  •
  a decrease of $38.7 million related to the change in operating assets and liabilities, primarily related to:

  •
  a decrease of $21.7 million related to the change in accounts receivable, reflecting a higher level of receipts from Teva and certain wholesale customers in the first quarter of 2008;

  •
  a decrease of $10.5 million related to the change in inventories, due mainly to a lower level of inventory purchases in the first quarter of 2008; and

  •
  the timing of other receipts and payments in the normal course of business; and

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

  •
  a decrease in income from operations before changes in operating assets and liabilities of $7.0 million to $66.9 million in the first quarter of 2009, compared with $73.9 million in the first quarter of 2008, due mainly to:

  •
  a decline in gross profit on product sales of $22.6 million, or 16%, to $120.6 million in the first quarter of 2009, compared with $143.2 million in the first quarter of 2008, reflecting primarily lower sales of Wellbutrin XL®; and

  •
  lower interest income.

    Those factors were partially offset by lower research and development expenses.

Investing Activities

        Net cash used in investing activities declined $87.2 million, or 93%, to $7.0 million in the first quarter of 2009, compared with $94.3 million in the first quarter of 2008, primarily due to:

  •
  a decrease of $79.7 million related to the purchase of a U.S. treasury bill in the first quarter of 2008, which had a maturity in excess of three months when purchased; and

  •
  a decrease of $8.9 million in capital expenditures, reflecting the planned closure of our Puerto Rico manufacturing facilities, and the existing physical capacity of our Steinbach manufacturing facility.

Financing Activities

        Net cash used in financing activities was $59.3 million in the first quarter of 2009, compared with $0.1 million in the first quarter of 2008, due to the timing of the dividend payment in respect of our third quarter 2008 results.

LIQUIDITY AND CAPITAL RESOURCES

	At March 31 2009	At December 31 2008	Change
($ in 000s)	$	$	$	%
Cash and cash equivalents	297,694	317,547	(19,853)	(6)
Short-term investment	379	278	101	36
Marketable securities	20,716	22,635	(1,919)	(8)

Total financial assets	318,789	340,460	(21,671)	(6)

        We had no long-term debt at March 31, 2009 or December 31, 2008.

General

        We believe that our existing cash resources, together with cash expected to be generated by operations and from the potential sale of non-core assets, as well as funds available under our undrawn $250 million credit facility and its $150 million accordion feature, will be sufficient to: fund the $510 million acquisition of the full U.S. commercialization rights to Wellbutrin XL®; meet our operational and capital expenditure requirements; support our new dividend policy and share repurchase program; cover the costs associated with our operating efficiency initiatives; and meet our working capital needs, for at least the next 12 months, based on our current expectations. We anticipate total capital expenditures of approximately $5 million to $10 million in 2009. No major capital expenditure projects are planned for 2009.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

        We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as significant business development transactions; new product development projects; changes to our capital structure; or other factors that may require us to raise additional funds through borrowings, or the issuance of debt or equity securities. In addition, certain contingent events, such as the resolution of certain legal proceedings (as described in note 12 to our Consolidated Financial Statements), if realized, could have a material adverse impact on our liquidity and capital resources.

        The credit and capital markets have experienced unprecedented deterioration in 2008 and the first quarter of 2009, including the failure of a number of significant and established financial institutions in the U.S. and abroad, and may continue to deteriorate through the remainder of 2009, all of which has impacted the availability of credit and capital in the near term, which may limit our access to additional funding.

Cash and Cash Equivalents

        Our cash and cash equivalents are held in cash operating accounts, or are invested in securities such as treasury bills, money market funds, term deposits, or commercial paper with a minimum investment-grade credit rating of "A1/P1".

Auction Rate Securities

        Our marketable securities portfolio currently includes $26.8 million of principal invested in nine individual auction rate securities. The estimated fair values of the auction rate securities at March 31, 2009 and December 31, 2008 were $7.5 million and $10.3 million, respectively, which reflected write-downs of $19.3 million and $16.4 million, respectively, to the cost bases at those dates. We recorded impairment charges of $2.7 million and $2.9 million in the first quarters of 2009 and 2008, respectively, reflecting the portion of the auction rate securities that we concluded has an other-than-temporary decline in estimated fair value due to a shortfall in the underlying collateral value for those securities. These charges did not have a material impact on our liquidity. In addition, we recorded unrealized losses in other comprehensive income of $0.1 million and $0.3 million in the first quarters of 2009 and 2008, respectively, reflecting adjustments to the portion of the auction rate securities that we have concluded have a temporary decline in estimated fair value. We do not consider this decline in estimated fair value to be other-than-temporary based on the adequacy of the underlying collateral value for those securities. In addition, it is our intent to hold those securities until a recovery in market value occurs (or until maturity, if necessary), and, based on our existing cash resources, together with cash expected to be generated by operations and through borrowings, we do not expect to be required to sell those securities at a loss.

        If uncertainties in the credit and capital markets continue through the remainder of 2009, or these markets deteriorate further, or we experience any additional declines in underlying collateral values on the auction rate securities, we may incur additional write-downs to these securities, which could have a material impact on our results of operations, financial condition and cash flows. We have discontinued additional investments in auction rate securities, and have commenced arbitration proceedings against Credit Suisse Securities (USA) LLC in respect of these securities (as described in note 12 to our Consolidated Financial Statements).

Debt Capacity

        We currently do not have any outstanding borrowings under our $250 million committed credit facility. In June 2007, we received lender consent, pursuant to our request under the annual extension option, to extend the maturity date of this facility for an additional year to June 2010. This facility may be used for general corporate purposes, including acquisitions. This facility includes an accordion feature which allows it to be increased up to $400 million. At March 31, 2009, we were in compliance with all financial and non-financial covenants associated with this facility. We intend to draw upon this facility, including its accordion feature, to fund a portion of the $510 million acquisition of the full U.S. commercialization rights to Wellbutrin XL®.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

CONTRACTUAL OBLIGATIONS

        As described above under "Recent Developments — Business Development — Pimavanserin", we may be required to make milestone payments to ACADIA of up to $365 million in the aggregate pursuant to the terms of the collaboration and license agreement for pimavanserin. These payments are contingent on the achievement of specific developmental, regulatory and commercial milestones. In addition, we may have to make royalty payments based on a percentage of future net sales of the products containing pimavanserin in the event regulatory approval is obtained.

        There have been no other material changes outside the normal course of business to the items specified in the contractual obligations table and related disclosures under the heading "Contractual Obligations" in the annual MD&A contained in the 2008 Form 20-F.

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. There have been no material changes to the indemnification provisions specified under the heading "Off-Balance Sheet Arrangements" in the annual MD&A contained in the 2008 Form 20-F.

OUTSTANDING SHARE DATA

        Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange.

        At April 30, 2009, we had 158,224,512 issued and outstanding common shares, as well as 4,724,372 stock options and 599,788 RSUs outstanding.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on short-term and long-term investments. We have used derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation; Seasonality

        Our results of operations have not been materially impacted by inflation or seasonality.

Foreign Currency Risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars. We also face foreign currency exposure on the translation of our operations in Canada from Canadian dollars to U.S. dollars. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our Canadian dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our Canadian dollar-denominated revenue. At March 31, 2009, the effect of a hypothetical 10% immediate and adverse change in the Canadian dollar exchange rate (relative to the U.S. dollar) on our Canadian dollar-denominated cash, cash equivalent, accounts receivable, accounts payable, and intercompany balances would not have a material impact on our net income. In the first quarter of 2009, we entered into limited short-dated forward contracts to seek to mitigate foreign exchange risk. These contracts were settled prior to March 31, 2009, and did not have a material effect on our consolidated results of operations or cash flows.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Interest Rate Risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities, but typically less than three months. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the realized value of these investments.

        We are also exposed to interest rate risk on our investment in auction rate securities. Interest rates on these securities are typically reset every month; however, following the failure to complete successful auctions and the reset of interest rates due to market liquidity issues, interest on these securities is being calculated and paid based on prescribed spreads to LIBOR. As we are guaranteed a fixed spread to market interest rates, our interest rate risk exposure is minimal, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the fair value of these securities.

        While we do not currently have any long-term debt, or utilize interest rate swap contracts to hedge against interest rate risk, as previously described, we intend to draw upon our existing credit facility to fund a portion of the $510 million acquisition of the full U.S. commercialization rights to Wellbutrin XL®. In connection with this intention, we are currently in the process of developing an appropriate interest rate risk policy.

Investment Risk

        We are exposed to investment risks primarily on our available-for-sale equity investments. The fair values of these investments are subject to significant fluctuations due to stock market volatility; changes in general economic conditions; and/or changes in the financial condition of each investee. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. At March 31, 2009, a hypothetical 10% immediate and adverse change in the quoted market prices of our available-for-sale equity investments would not have a material impact on the fair value of these investments.

        We are also exposed to investment risks on our investment in auction rate securities due to the current market liquidity issues, as described above under "Liquidity and Capital Resources — Auction Rate Securities".

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. There have been no material changes to our critical accounting policies and estimates specified under the heading "Critical Accounting Policies and Estimates" in the annual MD&A contained in the 2008 Form 20-F.

RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards

        Effective January 1, 2009, we adopted the following accounting standards, none of which had a material effect on our Consolidated Financial Statements; however, these standards may impact our Company in subsequent periods:

  •
  Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160") significantly change the accounting for, and reporting of, business combination transactions and

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

    noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R also requires post-acquisition adjustments related to business combination deferred tax asset valuation allowances and liabilities for uncertain tax positions to be recorded in current period income tax expense. SFAS 141R and SFAS 160 are effective for business combinations occurring on or after January 1, 2009.

  •
  SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. SFAS 157 was effective January 1, 2009 for nonfinancial assets and nonfinancial liabilities not recognized or disclosed at fair value on a recurring basis. We previously adopted SFAS 157 for financial assets and financial liabilities effective January 1, 2008.

  •
  Emerging Issues Task Force ("EITF") Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"), provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS 141R and SFAS 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective on a prospective basis for intangible assets acquired on or after January 1, 2009.

  •
  FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets", and also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for determining useful life for intangible assets acquired on or after January 1, 2009, and the disclosure requirements of FSP 142-3 are effective for intangible assets recognized as of or after January 1, 2009.

  •
  SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. The disclosure requirements of SFAS 161 are effective beginning January 1, 2009.

  •
  EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"), provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for collaborative arrangements existing on or after January 1, 2009.

Recently Issued Accounting Standards, Not Adopted as of March 31, 2009

        In April 2009, the FASB issued the following new accounting standards:

  •
  FSP FAS No. 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments", requires entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

    other-than-temporary impairment related to a credit loss is recognized in earnings, and the amount of the other-than-temporary impairment related to other factors is recorded in other comprehensive income.

  •
  FSP FAS No. 157-4, "Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly" ("FSP 157-4"), amends SFAS 157 to provide additional guidance on estimating fair value when there has been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity for the asset or liability. In addition, FSP 157-4 provides additional guidance on circumstances that may indicate that a transaction for the asset or liability is not orderly.

  •
  FSP FAS No. 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments", amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" and Accounting Principle Board Opinion No. 28, "Interim Financial Reporting", to require disclosures about fair value of financial instruments in interim financial statements.

        These standards are effective for interim reporting periods ending after June 15, 2009. We are currently evaluating the effect that the adoption of these standards will have on our consolidated financial statements.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

        There were no changes in our internal controls over financial reporting that occurred during the three-month period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 12 to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

  Exhibit 99.1 Certification of the Chief Executive Officer

  Exhibit 99.2 Certification of the Chief Financial Officer

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOVAIL CORPORATION

Date: May 8, 2009	By:	/s/ MARGARET MULLIGAN Margaret Mulligan Senior Vice-President and Chief Financial Officer

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BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In accordance with United States Generally Accepted Accounting Principles (All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS (All dollar amounts are expressed in U.S. dollars)
PART II — OTHER INFORMATION
SIGNATURES